To the Holders of
Trust Investment Enhanced Return Securities SM
Corporate Bond-Backed Certificates,  MOT 1998-5
            ZTF Class              871928  BJ 5
            Amortizing Class       871928 BK 2


Pursuant to Section 4.2 of the Trust Agreement, U.S. Bank Trust National Association, as Trustee for the TIERSsm Bond-Backed Certificates Trust, MOT 1997-5, hereby gives notice with respect to the Distribution occurring on October 1, 1998 (the "Distribution Date") as follows:

     1. The amount of the distribution payable to the Certificateholders of each class of Certificates on the Distribution Date allocable to principal and premium, if any, and interest expressed as a Dollar amount per $1,000 original face amount of securities, is as set forth below:

Class                   Principal            Interest       Total Distribution
ZTF Class               $0.00                $0.00          $0.00
Amortizing Class        $12.52847            $32.50000      $45.02847

     2. The amount of aggregate accreted and unpaid interest accrued as of the Distribution Date on each ZTF Class is set forth below per each $1,000 face amount of Certificates is $0.00.

     3. No fees have been paid to the Trustee or any other party from the proceeds of the Term Assets.

     4. The aggregate stated principal amount of Motorola, Inc. 5.22% Debentures due October 1, 2097 held for the above trust is $74,616,000 (the "Term Assets"). The Term Assets are currently rated Aa3 by Moody's Investors Service, Inc. and AA by Standard and Poor's Ratings Group.

     5. The Aggregate Certificate Principal Balance of each class of Certificates at the close of business on the Distribution Date is set forth below:

Class                      Principal Balance
ZTF Class                  $74,616,000
Amortizing Class           $42,708,143.83

                      U.S. BANK TRUST NATIONAL ASSOCIATION